Exhibit 99.2

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

MINUTES OF AUDIT COMMITTEE MEETING

(“Meeting”)

1.                  Date, Time and Place: The Audit Committee Suzano S.A. (“Company”) met on March 20, 2020, at 10:00 a.m., at the branch office located at Av. Brigadeiro Faria Lima, 1355, 8th floor, in the City of São Paulo, State of São Paulo.

2.                  Attendance: The following Audit Committee members of the Company attended the meeting by videoconference: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes. The meeting was also attended by the following representatives, Mr. Arvelino Cassaro, from the Controlling Department of the Company, and Mr. Carlos Eduardo Pivoto Esteves, who acted as secretary, and Sr. José Vital, representative of PricewaterhouseCoopers Auditores Independentes (“PwC”), engaged to prepare the appraisal report of the equity value of S. Participações (as defined below) at its book value, for purposes of the merger by the Company.

3.                  Agenda: The members of the Audit Committee of the Company convened to examine and issue an opinion on the following proposals, which will be submitted to the Extraordinary Shareholders’ Meeting of the Company to be held cumulatively with its Annual Shareholders Meeting on April 24, 2020 at its head office (“AESM”): (i) approval of the Protocol and Justification (“Protocol and Justification”) to be entered into between the Company and Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S. Participações”), with all the terms and conditions for the merger of S. Participações by the Company (“Merger”); (ii) ratify the appointment of PricewaterhouseCoopers Auditores Independentes as responsible to determine S. Participações’ net equity according to its book value, for its merger by the Company (“Appraisal Report”); (iii) approval of the Appraisal Report of S. Participações, which determined that the amount of the net assets of S. Participações to be transferred to Suzano, pursuant to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69); and (iv) approval of the Merger under the terms and conditions defined in the Protocol and Justification.

4.                  Minutes in summary form: The Directors unanimously approved the drawing up of these minutes in summary form, and waived the reading of the documents in the agenda as they were already aware of them. Prior to the resolutions, the Directors registered that the representatives of the Controlling Department of the Company and PwC provided clarifications on certain aspects with regard to the Appraisal Report.

5.                  Resolutions: After discussing the matters on the agenda, the Directors unanimously and without reservations:

5.1              To recommend approval of the Protocol and Justification.

5.2              To recommend ratification of the engagement of PricewaterhouseCoopers Auditores Independentes enrolled with CNPJ/ME under No. 61.562.112/0001-20 (“PwC”), to evaluate and determine the net book value of the assets of S. Participações for the purpose of its merger into the Company.

5.3              To recommend approval of the Appraisal Report, which determined that the amount of the net assets of S .Participações to be transferred to Suzano, pursuant to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69), registering that it is presents adequate conditions to be submitted to the shareholders of the Company in the AESM; and

5.4              To recommend the approval of the Merger, with the consequent dissolution of S. Participações and the succession of its rights and obligations by the Company, pursuant to the terms and conditions of the Protocol and Justification.

5.5              After the aforementioned decisions, they approved the issue of the report attached hereto as Annex I.

6.                  Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all attended Directors.

São Paulo, SP, March 20, 2020.

______________________________	______________________________
Rubens Barletta	Eraldo Soares Peçanha

______________________________ Luiz Augusto Marques Paes

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

ANNEX I

AUDIT COMMITTEE REPORT

The Audit committee of Suzano S.A., pursuant to its legal duties, specifically article 163, item III of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in a meeting held on the date hereof, examined the management proposal to be submitted to the Extraordinary General Shareholders’ Meeting to be held cumulatively with its Annual General Meeting on April 24, 2020 in its head office, regarding the merger of Suzano Participações do Brasil Ltda., a limited liability company, with head office at Rua Prudente de Moraes, 4006, Sala Suzano Participações, Vila Santana, in the City of Suzano, State of São Paulo, CEP 08.613-900, enrolled with CNPJ/ME under No. 23.601.424/0001-07, with its organizational documents duly registered before the Board of Trade of the State of São Paulo under NIRE 3522953767-6 (“S.Participações”) into the Company (“Merger”). In connection with such proposal, the Audit committee also examined (i) the Protocol and Justification, and its attachments, to be entered into between the Company and S. Participações with all the terms and conditions for the Merger (“Protocol and Justification”), and (ii) the Appraisal Report which determined that the amount of the net assets of S. Participações to be transferred to Suzano, according to the balance sheet on the base date of December 31, 2019 is of eight hundred and one million, three hundred and fifty-three thousand, nine hundred and ninety-two reais and sixty-nine cents (BRL 801,353,992.69). Considering the documents analyzed, the members of the Audit committee, unanimously, stated that they consider these documents appropriate to this type of transaction and that they meet the legal requirements related to the matter, as well as that the Merger proposed meets the interests of the Company, by means of which they recommend its approval, pursuant to the Protocol and Justification, without reservations, by the Extraordinary Shareholders Meeting to be held for this purpose, pursuant to the Brazilian Corporations Law.

São Paulo, SP, March 20, 2020.

______________________________	______________________________
Rubens Barletta	Eraldo Soares Peçanha

______________________________ Luiz Augusto Marques Paes

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